Citigroup Inc.
Offering Summary No. 2015-CMTNG0400 dated February 26, 2015 relating to Preliminary Pricing Supplement No. 2015-CMTNG0400 dated February 26, 2015
Registration Statement No. 333-192302. Filed Pursuant to Rule 433.

Contingent Buffered Enhanced Currency Linked Securities Due March , 2017 Based on the Performance of the Mexican Peso (MXN) Relative to the Euro (Bullish MXN / Bearish EUR)
Overview. The securities are unsecured senior debt securities issued by Citigroup Inc. Unlike conventional debt securities, the securities do not pay interest and do not repay a fixed amount of principal at maturity. Instead, the securities offer a payment at maturity that may be greater than, equal to or less than the stated principal amount, depending on the performance of the Mexican peso (MXN) relative to the euro (EUR) as measured by the currency return formula specified below. If the currency return is positive (which means that the Mexican peso has appreciated against the euro), investors in the securities will receive a positive return at maturity reflecting leveraged exposure to that currency return, subject to the maximum return at maturity specified below. If the currency return is flat or negative but not equal to or below –20%, investors in the securities will receive the $1,000 stated principal amount at maturity. However, if the currency return is equal to or below –20% (which means that the Mexican peso has depreciated against the euro and has fallen below the contingent buffer zone provided by the securities), investors in the securities will incur a loss equal to the negative currency return, with no buffer. There is no minimum payment at maturity. All payments on the securities are subject to the credit risk of Citigroup Inc. The securities will not be listed on any securities exchange and may have limited or no liquidity.
Preliminary Terms
Reference currencies:	Mexican peso (MXN) relative to the euro (EUR)
Pricing date:	Expected to be February 27, 2015
Final valuation dates:	Expected to be February 23, 2017, February 24, 2017, February 27, 2017, February 28, 2017 and March 1, 2017
Maturity date:	Expected to be March 15, 2017
Payment at maturity:
At maturity, for each security you then hold, you will receive an amount in U.S. dollars determined as follows:
•  If currency return is positive:
$1,000 + leveraged return amount, subject to maximum return at maturity
•  If currency return is zero or negative but not equal to or below the contingent buffer amount of -20%:
$1,000
•  If currency return is negative and is equal to or below the contingent buffer amount of –20%:
$1,000 + ($1,000 × currency return)
If the currency return is negative and is equal to or below –20%, you will lose 1% of your stated principal amount for every 1% of that negative currency return.  You may lose up to all of your investment in the securities.

Initial exchange rate:	The MXN/EUR exchange rate on the pricing date
Final exchange rate:	The arithmetic average of the MXN/EUR exchange rate on each of the final valuation dates
MXN/EUR exchange rate:
On any date, the exchange rate between the Mexican peso (“MXN”) and the euro (“EUR”), expressed as a number of Mexican pesos per 1 euro, as determined by reference to Reuters page “WMRSPOT37” (or any successor or substitute page) under the caption “MID” at approximately 4:00 p.m., London time, on such date, except as otherwise specified under “Additional Terms of the Securities” in the accompanying preliminary pricing supplement.

Currency return:	A percentage equal to (i) initial exchange rate minus final exchange rate divided by (ii) initial exchange rate
Leveraged return amount:	$1,000 × leverage factor × currency return
Leverage factor:	500%
Maximum return at maturity:	$407.50 per security (40.75% of the stated principal amount). The payment at maturity will not exceed the stated principal amount plus the maximum return at maturity.
Contingent buffer amount:	–20%
CUSIP / ISIN:	1730T05Q8 / US1730T05Q82

This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the following hyperlink: Preliminary Pricing Supplement dated February 26, 2015

Selected Risk Considerations

•       You may lose some or all of your investment.  If the currency return is negative and is equal to or below –20%, you will lose 1% of the stated principal amount of your securities at maturity for every 1% of that negative currency return.  The minimum payment at maturity on the securities is $0, and you may lose up to all of your investment.

•       The securities do not pay interest.

•       If the Mexican peso depreciates against the euro and the currency return is equal to or below –20%, the resulting loss on the securities will be greater than the loss that would have been realized had the performance of the Mexican peso relative to the euro been measured based on the percentage change in the value of the Mexican peso in euro terms (which we refer to as a “MXN value return”), rather than based on the currency return formula used by the securities.  You should read the section “How the MXN/EUR Exchange Rate and the Currency Return Formula Work” in the accompanying preliminary pricing supplement for more information.

•       Your potential return on the securities at maturity is limited by the maximum return at maturity.

•       The leverage provided by the securities would be less than the leverage factor stated above if the return on the securities were compared to a MXN value return.

•       The securities are subject to the credit risk of Citigroup Inc.  If Citigroup Inc. defaults on its obligations under the securities, you may not receive anything owed to you under the securities.

•       The securities will not be listed on a securities exchange and you may not be able to sell them prior to maturity.

•       The estimated value of the securities on the pricing date will be less than the issue price.  For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement.

•       The value of the securities prior to maturity is likely to be less than the issue price and will fluctuate based on many unpredictable factors.

•       If an early redemption event occurs during the term of the securities, Citigroup Inc. may redeem the securities early for an amount that may result in a significant loss on your investment.  Citigroup Inc.’s affiliates may be required to make discretionary determinations in connection with an early redemption.

•       The securities are subject to currency exchange rate risk with respect to the Mexican peso relative to the euro.  These risks include, among other risks, the risks associated with emerging market currencies. See the accompanying preliminary pricing supplement for more information about these risks.

•       Citigroup Inc. and its affiliates, and the placement agents and their affiliates, may have conflicts of interest with you.

•        The U.S. federal tax consequences of an investment in the securities are uncertain.

The above summary of selected risks does not describe all of the risks associated with an investment in the securities.  You should read the accompanying preliminary pricing supplement for a more complete description of risks relating to the securities.

Hypothetical Payment at Maturity Diagram*

Hypothetical Payment at Maturity Table*
Hypothetical Final Exchange Rate	Hypothetical Currency Return	Hypothetical Payment at Maturity per Security	Hypothetical Total Return on the Securities at Maturity
8.5000	50.00%	$1,407.50	40.75%
13.6000	20.00%	$1,407.50	40.75%
15.3000	10.00%	$1,407.50	40.75%
15.6145	8.15%	$1,407.50	40.75%
15.7250	7.50%	$1,375.00	37.50%
16.1500	5.00%	$1,250.00	25.00%
16.4900	3.00%	$1,150.00	15.00%
16.8300	1.00%	$1,050.00	5.00%
17.0000	0.00%	$1,000.00	0.00%
17.8500	–5.00%	$1,000.00	0.00%
18.7000	–10.00%	$1,000.00	0.00%
19.5500	–15.00%	$1,000.00	0.00%
20.3983	–19.99%	$1,000.00	0.00%
20.4000	–20.00%	$800.00	–20.00%
21.2500	–25.00%	$750.00	–25.00%
25.5000	–50.00%	$500.00	–50.00%
29.7500	–75.00%	$250.00	–75.00%
34.0000	–100.00%	$0.00	–100.00%
* The diagram and table above illustrate the payment at maturity per security for a range of hypothetical currency returns.  The table is based on a hypothetical initial exchange rate of 17.0000. Your actual payment at maturity per security will depend on the actual initial exchange rate and the actual final exchange rate.

Citigroup Inc. has filed a registration statement (including a preliminary pricing supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, prospectus supplement and prospectus in that registration statement (File No. 333-192302) and the other documents Citigroup Inc. has filed with the SEC for more complete information about Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.